Report To Shareholders

June 2004

Dear Fellow Shareholders:

To perhaps butcher an old Chinese adage, 2003 was a very ‘interesting’ year for Leading Brands.

It started off with the less than stellar operation of our plants and ended with our investigating the activities of management and others involved with our United States subsidiary. The latter resulted in the wholesale change of our staff there and some well-publicized litigation. Interesting times, indeed.

There is no doubt that our financial performance this past year was impacted by these factors. As is management's role, we have provided certain reserves and assessed the value of certain investments based on our US investigations and have reflected those in our year-end results. With our plants, we have corrected the issues that resulted in those deficiencies and, as we have already reported, we are back operating better than we were before.

It is too bad that these items have overshadowed the success that we have achieved on other fronts. Our Canadian distribution business has never performed better, with increasing volumes and – most importantly – margin. Time and again we prove to ourselves that our Integrated Distribution System (IDS) is the way to go. When we stray from it, as happened in the United States, it can be a costly mistake.

I'm sure that someone has said that: "business is people". If so, they were right. Our ability to grow and develop as a company is directly equatable to the quality, experience and dedication of our staff. We have made a concerted effort over the past year to invest in our people where they have shown a corresponding commitment to our company and also provide advancement opportunities wherever deserved. That has dramatically reduced turnover and operational error and improved efficiencies.

In 2004 our focus is to establish and maintain an increasing cash flow from this business. The past four years have seen dramatic geographic expansion for our business and we now want to enjoy the benefits of that. I'm sure that every one of our managers now wakes up in the middle of the night to the chant of "EBITDA, EBITDA".

With that in mind, we are always searching for ways to simplify our business model and generate increasing margins. You saw that last year with our getting out of the snack cake business when the ‘low carb' trend threatened our ability to profitably grow that sector. Although not as visible, we are doing the same in our dealings with suppliers and the way we interact with customers. Some relationships are productive and others can be challenging. We want to focus on those that allow us to succeed at what we do best, not chase our own tails endlessly with no bottom line result.

We are also dedicated to finding the time to expand our distribution abroad. We often receive inquiries from distributors in Europe and Asia to represent our products there. It is not an easy decision to ‘hand over' your brands to some third party you have just met, who is thousands of miles away. We want to make sure that we pick the right partners, who we can work with and rely upon; and that they can ultimately succeed. We have some great leads and will be following up there.

Thank you for your continued support